Corsair Advisors LLC

Statement of Financial Condition
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-69103

FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CORSAIR ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___717 FIFTH AVENUE, 24 FLOOR___
(No. and Street)

___NEW YORK___   ___NY___   ___10022___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg   (908) 743-1307
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name - if individual, state last, first, middle name)

___200 Jefferson Park, Suite 400___   ___Whippany___   ___NJ___   ___07981___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Paul Cabral, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Corsair Advisors LLC (the "Company") at December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

AQUILINA M. MARTINEZ
Notary Public - State of New York
No. 01MA6270906
Qualified in Queens County
My Commission Expires Oct. 22, 2024

Notary Public

CORSAIR ADVISORS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
        Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
        Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report Regarding Exemption Report.
[ ]   Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
      5(e)(3).*

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Corsair Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Corsair Advisors, LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

February 24, 2021

New York, New York

CORSAIR ADVISORS LLC

Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$ 1,012,275
Accounts receivable	1,078,455
Prepaid expenses	9,385
TOTAL ASSETS	$ 2,100,115

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other liabilities	$ 124,175
Due to related parties	213,046
TOTAL LIABILITIES	337,221

COMMITMENTS AND CONTINGENCIES (NOTE 4)

MEMBER'S EQUITY	1,762,894
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,100,115

The accompanying notes are an integral part of this Statement of Financial Condition.

CORSAIR ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2020

1. ORGANIZATION

Corsair Advisors LLC ("Advisors") is a Delaware limited liability company. Advisors provides investment banking services and arranges private placement offerings. Advisors is a broker-dealer registered under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Corsair Capital, L.P. ("Corsair Capital"), a Cayman Islands limited partnership, is the sole member of Advisors.

The liability of the member is limited to the capital held by Advisors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires Advisors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

Advisors is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and local income taxes. Accordingly, Advisors has not provided for federal, state and local income taxes.

At December 31, 2020, management has determined that Advisors had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of Advisors is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period Advisors' results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New Accounting Pronouncement
In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326). Accounts receivable on the Statement of Financial Condition may be impacted and there was no allowance for credit losses at December 31, 2020. ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Previously, GAAP required an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The statement of operations reflects the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance required a modified retrospective transition method with a cumulative-effect adjustment in member's equity upon adoption. This guidance became effective for Advisors on January 1, 2020, and Advisors adopted this guidance on that date. The impact of this guidance was not material to Advisors.

3. RELATED PARTY TRANSACTIONS

Advisors has entered into a services, space sharing and expense agreement with Corsair Investments LLC, a limited liability company organized under the laws of Delaware and its affiliates (collectively, "Corsair"), under which Corsair acts as a paying agent. The scope of the support services may be amended at any time and from time to time by agreement of the parties. The services provided under this agreement include personnel, support services, office space, technology and communications ("Covered Expenses"). The Covered Expenses are allocated based on estimates of time and/or usage. If Advisors is not engaged in any substantive deal activity, the Covered Expenses will be allocated based on the historical average of Covered Expenses for similar periods of inactivity. At December 31, 2020, due to Corsair Investments LLC of $6,520 is included in due to related parties on the Statement of Financial Condition. It represents the Covered Expenses that have not yet been reimbursed by Advisors.